FRONT ROYAL, INC.
                         2801 Slater Road, Suite 110
                      Morrisville, North Carolina 27560



May 4, 1999

Securities and Exchange Commission
Washington, D.C. 20549


          Re: Registration Statement on Form S-1
              File No. 333-57177

Gentlemen:

     We refer to the Registration Statement on Form S-1 filed by Front Royal, Inc., referenced above. At this point, Front Royal is not proceeding with its initial public offering and we therefore request that the registration statement be withdrawn.



                              Very truly yours,

                              /s/ J. Adam Abram
                              -------------------------
                              J. Adam Abram
                              President and Chief Executive Officer


cc.  Kenneth L. Henderson
     Robinson Silverman Pearce Aronsohn & Berman LLP
     1290 Avenue of the Americas
     New York, NY 10104